IGATE Corporation

100 Somerset Corporate Boulevard

Bridgewater, NJ 08807

August 22, 2014

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Gilmore

Re: IGATE Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 12, 2014

File No. 000-21755

Dear Mr. Patrick Gilmore:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 13, 2014 (the “Second Comment Letter”), in response to our letter, dated July 28, 2014, in response to your letter, dated July 15, 2014, with respect to IGATE Corporation’s (the “Company”) Form 10-K initially filed with the Commission on February 12, 2014 (the “10-K”) and the Company’s Form 10-Q initially filed with the Commission on July 28, 2014 (the “10-Q”). The Second Comment Letter included one comment with respect to the 10-Q. We have responded to that one comment below, and, for your convenience, we have set forth below in bold each of the Staff’s comments and provided our responses immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

SEC Comment:

1.	We note your response to prior comment 2 and the added disclosure in your Form 10-Q for the quarterly period ended June 30, 2014. Please tell us what consideration you gave to disclosing revenue mix and utilization. Additionally, please tell us what consideration you gave to disclosing trends associated with any of the measures referenced in prior comment 2.

Company Response:

We acknowledge the Staff’s comment and respectfully submit that we considered disclosing revenue mix and utilization in the 10-Q. We did not include revenue mix and utilization in the 10-Q because the revenue mix and utilization measures included in our fact sheets only relate to our information technology and consulting services and not the complete range of services that the Company provides. Moreover, we do not view the revenue mix and utilization measures as material in light of the other information contained in our revised disclosure in the 10-Q or necessary to an understanding of our business as a whole. Nonetheless, after further consideration, we will make disclosures regarding revenue mix and utilization measures in our future filings in a manner consistent with the fact sheets that we provide to investors.

In addition, we believe that our revised disclosure in the 10-Q is adequate to provide investors with information relating to trends associated with the measures referenced in prior comment 2. Specifically, the tabular information for each of the metrics for the periods presented in the 10-Q and the related discussion and analysis provides the trends of the Company. Nonetheless, we confirm that in future filings, as applicable, the Company will continue to evaluate and disclose the known trends associated with the measures referenced in prior comment 2 as well as with respect to revenue mix and utilization.

In connection with this response, the Company acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the 10-K, the Company’s Definitive Proxy Statement on Schedule 14A and the 10-Q,

(ii)	Staff comments or changes to disclosure in response to Staff comments in the 10-K, the Company’s Definitive Proxy Statement on Schedule 14A and the 10-Q reviewed by the Staff do not foreclose the Commission from taking any action with respect to the 10-K, the Company’s Definitive Proxy Statement on Schedule 14A or the 10-Q, and

(iii)	it may not assert Staff comments with respect to the 10-K, the Company’s Definitive Proxy Statement on Schedule 14A or the 10-Q as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact our in-house counsel, Jeffrey Friedel, Senior Vice President – Legal, at (908) 219-8070 or our outside counsel, James J. Barnes of Pepper Hamilton LLP, at (412) 454-5004.

Sincerely,

/s/ Sujit Sircar

Sujit Sircar

Chief Financial Officer

IGATE Corporation

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